

November 5, 2010

Peter Wang
Chief Financial Officer
Zhongchai Machinery, Inc.
Zhongrong Chengshi Huayuan 5-1-602
Hangzhou, P.R. China 310007

> **Re:** **Zhongchai Machinery, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2010**
> **Filed September 21, 2010**
> **File No. 000-31091**

Dear Mr. Wang:

We have reviewed your response letter dated October 19, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by amending your filing and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2010

Item 7. Management's Discussion and Analysis of Financial Conditions and Result of Operations, page 23
Operating Results

1. We note your response to prior comment 4. Your proposed disclosure states that the decrease in SG&A expenses is mainly attributable to a reduction in legal expenses as a result of settling litigation; however, it appears that only $59,611 of the $212,649 decrease in legal expenses is attributable to the settlement. Please revise accordingly. Also in this regard, please quantify the decrease attributed to certain promotion and research and development related expenses in the narrative and provide more detail as to the reason for the change.

Consolidated Statements of Cash Flow, page F-5

2. We note your response to prior comment 7. Cash payments to acquire inventory, including settlement on related trade notes payable, should be presented as cash outflows for operating activities in accordance with ASC 230-10-45-17. Please revise accordingly.

3. In your response to prior comment 8 you state that "there was $2.6 million due to Keyi…" and Note 11 discloses that $2.6 million due to Keyi is included in the balance in other current liabilities; however, your statement of cash flows reflects the amount as a cash outflow in the same period. Please clarify and revise the consolidated financial statements for consistency.

Note 5 – Advance Payments, page F-12

4. We note your response to prior comment 11. Current asset classification is used to designate assets that are expected to be ultimately realized in cash (such as inventory), and therefore excludes items where cash has been designated for non-current assets such as PP&E. In this regard, we continue to believe that the classification of the $4.6 million advance payment should be classified as a non-current asset in the balance sheet as it is for the ultimate purchase of a non-current asset. Please revise.

You may contact Theresa Messinese at 202-551-3307 or Joe Foti at 202-551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief